FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                             As of February 12, 2007



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                           Form 20-F  X    Form 40-F
                                    -----           -----

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                  Yes        No  X
                                     -----     -----


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  .
                                                          --

                    Tenaris to Acquire Hydril

    LUXEMBOURG--(BUSINESS WIRE)--Feb. 12, 2007--Tenaris S.A. (NYSE:TS)(BI:TEN)(BMV:TS)(BCBA:TS) and Hydril Company (NASDAQ:HYDL) jointly announced today that they have entered into a definitive merger agreement pursuant to which Tenaris will acquire Hydril for US$97 per share of Hydril's common stock and US$97 per share of Hydril's Class B common stock, payable in cash.

    The offered share price represents a premium of approximately 17% to Hydril's closing share price of February 9, 2007 and a premium of approximately 30% to its 30-day average trading price. Tenaris will finance the acquisition through a combination of cash on hand and debt, for which bank commitments have been secured.

    The agreement is subject to the receipt of clearance from U.S. antitrust authorities, majority approval of Hydril's shareholders and other customary conditions and is expected to close in the second quarter. Certain members of the Seaver family have agreed to vote certain shares, representing approximately 22% of the combined votes rights, in favor of the merger.

    Hydril is a leading North American manufacturer of premium connections and pressure control products for oil and gas drilling and production, which has established an outstanding reputation in the industry for the quality and reliability of its technology. For 2006, Hydril reported revenues of US$503 million, operating income of US$132.2 million and net income of US$91.3 million under US GAAP.

    Tenaris is a leading global manufacturer and supplier of tubular products and services for the oil and gas industry worldwide.

    Paolo Rocca, Tenaris's Chairman and CEO, commented, "This is another major step for Tenaris. Hydril is a company with an extraordinary track record and an outstanding know-how built over more than 70 years of serving the oil and gas industry. With Hydril, we will be able to offer our customers worldwide a full range of integral and coupled premium connection products for the industry's most demanding applications. The combined R&D and industrial know-how of the two companies will make a substantial contribution in the new frontiers for exploration and production. Hydril's strong brand and manufacturing capacity in North America will complete Tenaris's position in the region with a full product range and the combination will support further global expansion of Hydril's pressure control business, particularly in key areas like the Gulf of Mexico, Brazil and West Africa."

    Chris Seaver, Hydril's Chairman, President and CEO, commented, "This combined entity brings together two world-class companies united in the commitment to provide the best performing products in our served markets. The core manufacturing competencies of Tenaris and Hydril makes the 'fit' of products and services right for our customers and our combined businesses. The breadth of products and services conveniently made available under this single brand will benefit our customers technologically and economically by providing a single source for OCTG products and premium connections."

    Citigroup Global Markets Inc. acted as financial advisor to Tenaris, while Credit Suisse Securities (USA) LLC and USBX Advisory Services LLC acted as financial advisors to Hydril.

    Mr. Rocca and Mr. Seaver will host a conference call to discuss the transaction at 1:00 p.m. E.T. on Monday, February 12, 2007.

    US Dial In #866.831.6243

    International Dial In #617.213.8855

    Passcode 77522283

    A replay will be available from 3:00 p.m. E.T. on Monday, February 12 through February 19, 2007.

    US Dial In #888.286.8010

    International Dial In #617.801.6888

    Passcode 44741187

    Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumption and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include, but are not limited to, risks about the expected timing, completion and effects of the proposed acquisition and risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

    In connection with Hydril's solicitation of proxies with respect to the meeting of its stockholders to be called with respect to the proposed merger, Hydril will file a proxy statement with the Securities and Exchange Commission (the "SEC"). STOCKHOLDERS OF HYDRIL ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT IS FINALIZED AND DISTRIBUTED TO STOCKHOLDERS BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free-of-charge copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC's website at http://www.sec.gov. Stockholders will also be able to obtain a free-of-charge copy of the proxy statement and other relevant documents (when available) by directing a request to Hydril Company, 3300 Sam Houston Parkway East, Houston, Texas 77032-3411, or from Hydril's website, www.hydril.com.

    Hydril and certain of its directors and executive officers may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies from its stockholders in connection with the proposed merger. Information concerning the interests of the persons who may be "participants" in the solicitation is set forth in Hydril's proxy statements and annual reports on Form 10-K (including any amendments thereto), previously filed with the SEC, and will be set forth in the proxy statement relating to the merger and other relevant materials to be filed with the SEC when they become available.

    CONTACT: Tenaris S.A.
             Nigel Worsnop, 888-300-5432
             www.tenaris.com

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing that it will acquire Hydril.

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: February 12, 2007



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary